Exhibit 1

TTI-Team-Telecom International Ltd. 12 Amal Street, Afek Park Rosh Ha'ayin 48092, Israel Tel: +972-3-926-9700 Fax: +972-3-926-9849 www.tti-telecom.com

October 16, 2009

Dear Shareholder,

        You are cordially invited to attend a Special General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Tuesday, November 17, 2009, at 5:00 p.m. (Israel time), at our executive offices at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

        We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Special General Meeting.

        Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

        We appreciate your continuing interest in TTI Team Telecom International Ltd.

Very truly yours, Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

TTI TEAM TELECOM INTERNATIONAL LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or “Special General Meeting”) of TTI Team Telecom International Ltd. (the “Company”) will be held on Tuesday, November 17, 2009, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, for the following purposes:

(1) To re-elect Ms. Julie Kunstler as an outside director for an additional three year term;

(2) To approve a decrease in the compensation paid to the Company’s outside directors; and

(3) To transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders of record at the close of business on October 14, 2009, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

        Shareholders who are unable to attend the Special General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

October 16, 2009

TTI TEAM TELECOM INTERNATIONAL LTD.
12 Amal Street, Afek Park, Rosh Ha'ayin, Israel

PROXY STATEMENT

        This Proxy Statement is being furnished to the shareholders of TTI Team Telecom International Ltd. (“we,” “TTI” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of the Company’s shareholders (the “Meeting” or the “Special General Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Tuesday, November 17, 2009, at 5:00 p.m. (Israel time), at our executive offices at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel. This Proxy Statement and the accompanying form of proxy are first being mailed to our shareholders on or about October 16, 2009.

Purpose of the Special General Meeting

        The agenda of the Special General Meeting will be as follows:

(1) To re-elect Ms. Julie Kunstler as an outside director for an additional three year term;

After a short recess during which our Audit Committee and Board of Directors will convene to consider various resolutions, the Meeting will reconvene to consider the following matter:

(2) To approve a decrease in the compensation paid to the Company’s outside directors; and

(3) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our shares at the close of business on October 14, 2009, the record date for the Meeting, are entitled to notice of, and to vote at, the Special Meeting. We had 16,003,155 Ordinary Shares, NIS 0.50 nominal value each (“Ordinary Shares”), and 2,936,391 Series A Preferred Shares, NIS 0.50 nominal value each (“Series A Preferred Shares”), outstanding on October 1, 2009.

        Each Ordinary Share and each Series A Preferred Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Special Meeting.

        A quorum must be present in order for the Special Meeting to be held. According to our Amended and Restated Articles of Association (the “Articles of Association”), the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one third (33.3%) of the total voting rights in the Company. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, November 24, 2009 at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Proxies for use at the Special Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about October 16, 2009 and will be solicited primarily by mail; however, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Special Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the Meeting by communicating such revocation in writing to the Company’s Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, Attention: Tali Cohen-Tueg, Chief Financial Officer.

Security Ownership

Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of October 1, 2009:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,689,924	29.3%	-	-	4,689,924	24.8%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and
Richard Mashaal (6)	1,104,705	8.3%	227,300	7.7%	1,332,005	7%

S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of October 1, 2009.

** Based on an aggregate of 2,936,391 preferred shares outstanding as of October 1, 2009.

*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

**** Based on an aggregate of 18,939,546 ordinary and preferred shares outstanding as of October 1, 2009.

(1)	Shlomo Eisenberg holds 1,069,530 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 175,000 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14% of Malam – Team Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam – Team Ltd. and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns approximately 50% of Malam – Team Ltd. and, therefore, may be deemed to beneficially own the ordinary shares held by Malam – Team Ltd. and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Malam – Team Ltd. holds 5,300 ordinary shares. Since Malam – Team Ltd. holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam – Team Ltd., an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 19, 2009, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 7% of Malam – Team Ltd.‘s shares. Mr. Lipshes disclaims any beneficial ownership. As of March 19, 2009, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2007, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 13, 2008. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,332,005 ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share) .

(7)	As of December 31, 2008, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 2, 2009. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Security Ownership of Our Directors and Executive Officers

The following table details, as of October 1, 2009, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1)	476,563	2.5%

All other directors and executive officers, as a group (consisting of 8
persons, other than Meir Lipshes) (2)	126,667	*

*	less than 1% of our outstanding ordinary shares.

(1)	As of October 1, 2009, Malam — Team Ltd. and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of October 1, 2009, Meir Lipshes, the Chairman of our board of directors and our Chief Executive Officer, owned approximately 7.0% of Malam — Team Ltd.‘s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Malam — Team Ltd. in us.

(2)	The number of shares owned consists also of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3 per share to $8.0 per share, and expire January 10, 2011 until February 17, 2013.

AGENDA OF THE SPECIAL GENERAL MEETING

Item 1 – Election of Outside Director
(Item 1 on the Proxy Card)

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as TTI, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.

        The outside directors generally must be elected by the shareholders. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years. Thereafter, our outside directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

        Ms. Julie Kunstler commenced her three-year term as an outside director in August 2006 and, pursuant to the recommendation of all of our independent directors, shareholders will be asked at the Meeting to re-elect her for an additional three year term.

        The Company has received a declaration from Ms. Kunstler, confirming her qualifications under the Companies Law to be elected as an outside director of the Company. For details about compensation granted to such nominee, see in Item 2 below. A brief biography of Ms. Kunstler follows.

        Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finance Ltd. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions. Ms Kunstler is a director or observer for several privately-held, communications technology companies, including: FiberZone Networks, Teknovus, and Teranetics. Ms. Kunstler holds a BA degree in urban planning from the University of Cincinnati and an MBA degree from University of Chicago.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Julie Kunstler be re-elected as an outside director of the Company, for an additional three year term.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The board of directors of the Company recommends that the shareholders vote FOR the election of said nominee.

Outside Directors Continuing in Office

        Mr. Doron Zinger, who was elected as outside director of the Company to serve until March 31, 2010, continues to serve the Company as outside director. A brief biography of Mr. Zinger follows.

        Doron Zinger became a director in 2004. Mr. Zinger has served as the chief executive officer of Zinger Communications Ltd., a consulting and management company, since July 2008. From 2005 to 2008 he was the chief executive officer of RiT Technologies Ltd., a NASDAQ-listed company engaged in providing physical network infrastructure control and management solutions. Mr Zinger was also a venture partner (Telecommunications) with Giza Venture Capital Fund, and a member of the Board of Directors of Vsecure Ltd. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. degree from The Technion Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

ITEM 2 – Compensation to the Outside Directors of the Company
(Item 2 on the Proxy Card)

Background

        The minimum and maximum compensation that may be paid to outside directors (as defined in the Companies Law) of Israeli public companies, such as TTI, is regulated by the Companies Law and the Israeli Companies Regulations (Rules regarding Compensation and Expenses to External Directors), 2000 (as amended, the “Compensation Regulations”).

        In accordance with the Compensation Regulations, the Company’s outside directors (namely, Ms. Julie Kunstler and Mr. Doron Zinger) receive: (1) annual compensation of approximately NIS 80,000 (currently equates to approximately $20,000) each and (2) approximately NIS 3,000 (currently equates to approximately $750) per board meeting or per board committee meeting in which they participate, all linked to the Israeli Consumer Price Index (“CPI”). All other non-employee directors of the Company (namely, Messrs. Ilan Toker and Meir Dvir) received the same compensation until May 2009, when their compensation was reduced by 5% as part of an overall cost reduction plan to all employees of the Company, such that they currently receive compensation in the amount of: (1) annual compensation of approximately NIS 76,000 (currently equates to approximately $19,000) each and (2) approximately NIS 2,850 (currently equates to approximately $712.5) per board meeting or per board committee meeting in which they participate, all linked to the CPI. All non-employee directors, including outside directors, are also entitled to reimbursement of expenses.

        In addition, in November 2006, the Company granted options to purchase up to 15,000 ordinary shares to each of our non-employee directors (including the external directors but excluding Mr. Toker, who waived his right for such grant), at an exercise price of $3.5 per share. The grant was approved by the Company’s shareholders in December 2006. The options vest over a period of 3 years and shall expire in November 2011. No stock options were granted to our non-employee directors since November 2006.

Proposed Change

        In light of the said 5% reduction of the compensation paid to the other non-employee directors, Ms. Kunstler was advised and agreed that she (and any other outside directors serving the Company from time to time) will receive the same (reduced) compensation as the other non-employee directors, i.e., (1) annual compensation of NIS 76,000 (currently equates to approximately $19,000) and (2) compensation per board meeting or per board committee meeting of NIS 2,850 (currently equates to approximately $712.5), all linked to the CPI. However, in accordance with the Compensation Regulation, such reduction shall become effective only upon the election of a new outside director (including the re-election of Mr. Zinger as our outside director). Until then, she will continue to receive the same compensation (without the 5% reduction).

        Under the Compensation Regulations, the proposed change in the compensation of the outside directors is required to be approved by the audit committee (which includes at least two external directors) and board of directors, in that order. In addition, according to Article 43 of our Articles of Association, the proposed change would also require the approval of the shareholders. Accordingly, if Ms. Kunstler is elected at the Meeting pursuant to Item 1 above, she will immediately become a member of our Audit Committee. The Meeting will then recess to enable our Audit Committee and Board of Directors to convene, consider and resolve upon the aforesaid reduction of remuneration of outside directors, and shortly after this recess the Meeting will reconvene. If so approved, the shareholders will be asked to approve the foregoing fees for the outside directors elected at the Meeting and for any other outside director that may serve in the future from time to time.

        You should be aware that, if the proposed reduction in the compensation of the outside directors is not approved by the shareholders, we will continue to pay the outside directors their current remuneration package (i.e., before the proposed reduction).

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation to the outside directors of the Company, who may serve the Company from time to time, as described in the Proxy Statement dated October 16, 2009, be, and it hereby is, approved.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

Other Matters

        It is not anticipated that there will be presented at the Special General Meeting any matters other than those on the agenda described above. If any other matters should come before the Special General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

Dated: October 16, 2009	By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer